September 5, 2014

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. William H. Thompson, Accounting Branch Chief

Re: Core-Mark Holding Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 0-51515

Dear Mr. Thompson:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 27, 2014 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 of Core-Mark Holding Company, Inc. (“we” or the “Company”).

The Company's responses are numbered to correspond to the Staff's comments.  Each of the Staff's comments contained in the Comment Letter has been restated in italics below in its entirety, with the Company's response set forth immediately under such comment.

Item 8. Financial Statements and Supplementary Data, page 43

Notes to Consolidated Financial Statements, page 50

17. Quarterly Financial Data (Unaudited), page 77

1. Please refer to Rule 10(e)(1)(ii)(C) of Regulation S-K and remove Adjusted EBITDA from the notes to the consolidated financial statements. Otherwise tell us why you believe you are permitted to include this non-GAAP measure in the notes to the financial statements.

Response: We agree under Rule 10(e) of Regulation S-K that it is not appropriate to include Adjusted EBITDA, a non-GAAP measure, in the footnotes to the Company’s audited financial statements. Based on discussions with the SEC Staff the Company will exclude Adjusted EBITDA from the face of the Company’s financial statements, including the notes thereto, in future filings on Form 10-K and Form 10-Q.

Exhibits 31.1, 31.2, 32.1 and 32.2

2. Please amend the filing to include conformed signatures above the signature lines at the end of the certifications included in Exhibits 31.1, 31.2, 32.1 and 32.2.

Response:  In response to the Staff’s comment, the Company has filed an amended Annual Report on Form 10-K/A in its entirety to include conformed signatures above the signature lines at the end of the certifications included in Exhibits 31.1, 31.2, 32.1 and 32.2.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (650) 589-9445 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

by:

/s/ Stacy Loretz-Congdon	/s/ Christopher Miller
Stacy Loretz-Congdon Chief Financial Officer	Christopher Miller Chief Accounting Officer

Cc:   Thomas B. Perkins, President, Chief Executive Officer and Director
Craig W. Adas, Partner, Weil, Gotshal & Manges LLP